

December 21, 2021

Bruce Felt
Chief Financial Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

      Re: Domo, Inc.
          Form 10-K for the annual period ended January 31, 2021
          Filed April 1, 2021
          Form 10-Q for the quarterly period ended October 31, 2021
          Filed December 10, 2021
          Form 8-K furnished on December 2, 2021
          File No. 001-38553

Dear Mr. Felt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the annual period ended January 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Performance, page 58

1.   Revise to include the gross retention rate for the comparable prior period to add context to your discussion.

Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies, page 96

2.   Revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.

Form 10-Q for the quarterly period ended October 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Performance, page 28

3.   We note that you discontinued disclosing net revenue retention rates in your 2021 Forms 10-Q. Please explain to us why you removed this metric, including why you determined that it was no longer useful to an investor. Refer to Item 303 of Regulation S-K and SEC Release 33-10751.

Form 8-K furnished on December 2, 2021

Exhibit 99.1, page 9

4.   We note your non-GAAP measures Adjusted net cash provided by (used in) operating activities and Free cash flow both include an adjustment for the proceeds from shares issued in connection with employee stock purchase plans. For each measure, please explain to us the basis for including this adjustment, what you are intending to convey and why you believe it useful to investors. Refer to Item 10(e)(1)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Senior Staff Accountant at (202) 551-3564 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology